

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
Mr. Peter de Visser
Chief Financial Officer
Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, British Columbia, V6C 3P1
Canada

> **Re:** **Pretium Resources Inc.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 19, 2013**
> **File No. 001-35393**

Dear Mr. de Visser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Notes to the Consolidated Financial Statements, page B-5
Note 3 – Significant Accounting Policies, page B-5
Exploration and evaluation expenditures, page B-6

1.   Please tell us, and confirm that in future filings you will disclose, how you account for capitalized costs upon, and subsequent to, demonstrating technical feasibility and commercial viability. In this regard, disclose how you determine technical feasibility and commercial viability are demonstrated, and how that relates to the establishment of proven and/or probable reserves. Refer to paragraphs 5(b) and 17 of IFRS 6 for further guidance. Please ensure to provide us with a draft of proposed disclosures to be included in future filings.

Note 4 – Critical Accounting Estimates and Judgments, page B-9
Impairment, page B-9

2.   We note your disclosure that you assessed impairment indicators on your mineral interests and concluded that no impairment indicators existed at December 31, 2012. Considering (a) your disclosures on page A-5 that you are not actively developing the Snowfield Project at this time, and you consider it to be non-material to your business for the purposes of NI 43-101, and (b) your disclosure on page C-5 that you believe Snowfield represents a longer term opportunity and you do not have to expend further funds on the project until 2023 and you are focusing your corporate resources on advancing the high-grade opportunity at Brucejack Project, tell us how you concluded that no impairment indicators existed and how your conclusion is consistent with paragraph 20(b) of IFRS 6.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Raj Rajan at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining